EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

Registrant has seven subsidiaries:

1.	BriteSmile International, Limited, an Ireland corporation.

2.	BriteSmile Management, Inc., a Utah corporation.

3.	BriteSmile Leasing, Inc., a Delaware corporation.

4.	BriteSmile, Inc., a Delaware corporation.

5.	BriteSmile Development, Inc., a Delaware corporation.

6.	BriteSmile Overseas, Inc., a Delaware corporation.

7.	BriteSmile Spas, LLC., a Delaware limited liability company.